UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

IQ MICRO INC.

(Name of Small Business Issuer in its charter)

Colorado	20-3353942
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Australian Avenue, Suite 700, West Palm Beach, Florida	33401
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number (561) 514-0118

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of class)

(Title of class)

TABLE OF CONTENTS

Page

-i-

PART I

Introductory Note

This Registration Statement on Form 10-SB contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

In addition to those risks discussed in this Registration Statement under the heading “Risk Factors,” factors that could cause our actual results to differ materially from those in the forward-looking statements include, without limitation:

•	our status as a development stage company;
•	our ability to operate as a “going concern”;
•	our need for additional capital;
•	our lack of independent directors;
•	our dependence on key personnel;
•	immigration restrictions related to our senior officers;
•	logistics related to our Chief Executive Officer residing in Norway;
•	insurance coverage;
•	our use of confidentiality agreements;
•	patent protection and protection of other intellectual property;
•	the outcome of possible intellectual property infringement claims;
•	the success of our marketing and licensing operations;
•	the reception in the industry of the technology we sub-license;
•	possible defects in the technology we sub-license;
•	the performance of sub-sub-licensees;
•	our management of our growth;
•	effects of competition in our industry;
•	currency exchange and tariff regulations;
•	Food and Drug Administration response to sub-sub-licensees;
•	the extent to which our controlling shareholder exerts its influence;
•	the development of a trading market for our common stock;
•	our lack of dividend payments to our shareholders;
•	effects of changing laws and regulations;
•	costs as a reporting company with the Securities and Exchange Commission (the "SEC");
•	deviation of actual results from estimates or assumptions we used in the application of our significant accounting policies;
•	the impact of governmental regulation, both in the United States and abroad; and
•	other risks described from time to time in our filings with the SEC.

However, other factors besides those listed in the Risk Factors section or discussed in this Registration Statement could also adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Unless otherwise noted, the terms "IQMC," the "Company," "we," "us," and "our" refer to past and ongoing business operations of IQ Micro Inc.

Certain industry data disclosed in this report have been obtained from industry and government publications, as indicated; we have not independently verified this information, although management believes such data to be reasonably accurate. All references in this report to “Fiscal 2006,” “Fiscal 2005,” and “Fiscal 2004” refer to our fiscal years ended September 30 of such years.

All common stock share amounts have been restated to reflect our 1-for-200 reverse stock split effected on November 5, 2004.

Item 1.	Description of Business

Business of Issuer

IQ Micro Inc. (“IQMC”) is an international licensing company established to commercialize technology that precisely controls the movement of fluids on a micro scale. IQMC was originally formed as Enclave Products, Ltd. (the “Old Corporation”), a Colorado corporation, on March 22, 1996. Pursuant to a Plan of Merger dated March 29, 2004, on April 21, 2004 the Old Corporation filed Articles and Certificate of Merger with the Secretary of State of the State of Colorado merging the Old Corporation into Enclave Products, Ltd., a Colorado corporation (the “Surviving Corporation”). A previous controlling shareholder group of the Old Corporation arranged the merger for business reasons that did not materialize. On October 18, 2004, a Florida-based shareholder group acquired controlling interest in the Surviving Corporation and on November 5, 2004, effected a 1-for-200 reverse stock split. On November 5, 2004, the Surviving Corporation changed its name to IQ Medical Corp. and then, on October 3, 2005, to IQ Micro Inc. We became qualified to do business in Florida on October 12, 2005. We are currently traded on the Pink Sheets under the symbol "IQMC" and are awaiting approval to list our common stock on the Over the Counter Bulletin Board.

Through June 8, 2005, we had no operations. On June 9, 2005, Osmotex AS (“Osmotex”), incorporated in Norway in 1999, and its wholly-owned subsidiary, Osmotex USA, Inc. (“Osmotex USA”), a Florida corporation formed in 2005 (and currently the controlling shareholder of 85% of our capital stock), entered into a Technology License Agreement (the “License Agreement”). Osmotex licensed to Osmotex USA an exclusive, worldwide sales and marketing licensing rights to microfluidics technology developed and patented by Osmotex, as well as additional intellectual property rights of Osmotex (the "Licensed Rights"), which include Osmotex's patents - see "Patents" under "Description of Business," below.

Osmotex was founded to develop and commercialize through licensing agreements, low-voltage microactuators (pumps), a sector of the microfluidics industry, based on the most recent discoveries in electrokinetics. Osmotex intends to take a leading role in liquid handling systems in the microfluidics industry. Osmotex is in the final stages of testing its technology in microactuators, which we believe will make microfluidics viable for applications from CPU chip cooling to microactuation of drugs.

We believe that Osmotex's microfluidics technology is the enabling solution needed in the rapidly emerging field of microfluidics. All components of Osmotex’s microfluidics technology are either patented or have patent applications pending in the United States and nine other countries. Osmotex has strong, long-term relationships with international institutions at the forefront of microfluidics research (such as the Institute of Colloid and Water Chemistry at the National Academy of Sciences of Ukraine in Kiev, Centre Suisse d'Electronique et de Microtechnique SA (CSEM) in Geneva, Switzerland and MicroTech Innovation Centre in Horten, Norway).

On June 9, 2005, the same day that Osmotex and Osmotex USA entered into the License Agreement, we entered into two different agreements. First, we entered into a Capital Contribution Agreement (the “CC Agreement”) with Osmotex USA. In the CC Agreement, we agreed to exchange 42,670,000 shares of our $0.0001 par value per share common stock to Osmotex USA in return for the Licensed Rights. As a result of this transaction, Osmotex USA became the beneficial owner of approximately 85% of our capital stock.

Second, and in connection with the CC Agreement, we entered into a Financing and Listing Agreement (the “F&L Agreement”) with Osmotex USA and D.P. Martin & Associates, Inc. that obligated D.P. Martin & Associates, Inc. to locate at least $500,000 in external financing for us by December 31, 2005. Pursuant to the F&L Agreement, D.P. Martin & Associates, Inc.: (1) assisted us in establishing Osmotex USA’s acquisition of approximately 85% of our outstanding common stock, and (2) placed 1,000,000 shares of our common stock beneficially owned by D.P. Martin & Associates, Inc. into escrow to be released to D.P. Martin & Associates, Inc. if and when it fulfills its financing commitment to us under the F&L Agreement.

Shortly thereafter, we determined that it was in our best interests and in the best interests of our shareholders to provide funding assistance in connection with Osmotex’s continued product development of microfluidics technology, for other technologies or other items. We determined that this funding would involve the expenditure of our cash, and such cash expenditures would not be classified as debt owed to us by Osmotex or as capital contributions in exchange for any equity of Osmotex. We agreed with Osmotex and Osmotex USA that it was in all parties’ best interests if we included as consideration for the Licensed Rights, the payment of $300,000 (the “License Fee”), in addition to the prior issuance of 42,670,000 shares of our common stock to Osmotex USA. We determined that this arrangement is advantageous to us and to our shareholders because of the existence of the microfluidics technology and the benefits that we believe we can derive as the microfluidics technology is further developed and improved. We believe the most direct method of supporting Osmotex’s technology is by supporting the product development of microfluidics technology via the License Fee. These payments are also advantageous and beneficial to Osmotex. The License Fee has been paid in full.

On July 21, 2005, we formed IQ Micro (USA) Inc. ("IQ USA"), a Florida corporation and our wholly-owned subsidiary. IQ USA is our operating subsidiary that is expected to negotiate sub-sub-licensing arrangements for Osmotex’s microfluidics technology, including fees and royalties with pharmaceutical, technology, and other industrial manufacturers throughout the world, such as pharmaceutical firms, electronics manufacturers and fuel cell developers, seeking to implement Osmotex's microfluidics technology into their own products (the “Manufacturers”). We expect the first sub-sub-licensing arrangements with Manufacturers to occur during the second quarter of 2006.

We paid the License Fee payment from the proceeds of our $500,000 Secured Convertible Debenture financing with Cornell Capital Partners, LP, which closed on August 12, 2005. Osmotex applied the License Fee funds to its microfluidics technology product development efforts. Specifically, Osmotex paid a significant portion of the funds to the Geneva, Switzerland based Centre Suisse d'Electronique et de Microtechnique SA (“CSEM”) with which it has an agreement to further Osmotex’s microfluidics technology product development. Osmotex applied the remainder of the funds to sales and marketing activities conducted by former Osmotex employees in conjunction with the CSEM microfluidics technology product development. The net result of the License Fee is our payment of $300,000 to Osmotex, the sole owner of our majority shareholder, Osmotex USA.

On December 30, 2005 we amended the Financing and Listing Agreement (the “Amendment to F&L Agreement”) to extend the December 31, 2005 deadline to April 30, 2006. If D.P. Martin & Associates, Inc. does not fulfill its financing commitment to us, we will retire the 1,000,000 shares of our common stock held in escrow.

On January 12, 2006, our shareholders, including a majority of the disinterested shareholders, ratified and approved the License Fee at a special meeting of the shareholders. As of January 12, 2006, we entered into the Amendment to Capital Contribution Agreement (the “Amendment to CC Agreement”) with Osmotex USA, whereby we memorialized our agreement to pay the License Fee, as partial consideration for the License Rights, in addition to our issuance of the 42,760,000 common stock shares to Osmotex USA.

On January 12, 2006, we entered into the Amended and Restated Technology License Agreement (the “A&R License Agreement”) to which Osmotex and Osmotex USA are also parties. In the A&R License Agreement, the Licensed Rights Osmotex granted to Osmotex USA in the License Agreement remained the same, but Osmotex USA also sub-licensed to us the identical rights it had been granted from Osmotex. We expect to utilize the Licensed Rights Osmotex USA sub-licensed to us pursuant to the A&R License Agreement to effect the sales and marketing of Osmotex's patented microfluidics technology through our wholly-owned subsidiary, IQ USA. In the A&R License Agreement, we memorialized our agreement to pay the License Fee.

We are currently a development stage company. The Licensed Rights are currently our sole asset and our sole prospective revenue source, in the form of anticipated licensing fees and royalties.

Proprietary Technology

Microfluidics Industry

The microfluidics industry involves the movement of minute amounts of fluids or gas through a variety of channels, nozzles, pumps, valves and needles. In using microtechnology, active fluid-controlling devices are made with micro valves and pumps together with important microfluidics sensing capabilities. In its February 2004 report, Microfluidics Part I: Inkjet, Drug Delivery, Fuel Cells and More, the high-tech market research firm of In-Stat/MDR, reported that, excluding lab-on-a-chip, revenues for microfluidics are forecast to grow at a compound annual growth rate of 10.3%, from nearly $1.7 billion in 2003, to more than $2.7 billion in 2008.

The field of microfluidics has been developing for approximately ten years. Most of that development, while intense, has been in isolated modules. We believe microfluidics growth has lagged in part due to a technological bottleneck. All but one component of microfluidics systems are available in today's market; production techniques, flow channels and microsensors are all reasonably developed technologies. For years microfluidics researchers have been seeking to develop a solution to the most challenging technological component - the microactuator. We believe that the long-term growth of the microfluidics industry depends primarily on the development of an effective microactuator, and we believe we have the capacity to develop one.

Scientists are beginning to put the pieces of microfluidics systems together. Some of the main applications of microfluidics are lab-on-a-chip (industrializing chemical and biological laboratory work), disease diagnostics (inexpensive chips used to test for hundreds of diseases), manufacturing process control (online analysis in industry, car-engines, etc.), security (biological and chemical surveillance), medication (insulin pumps), micro fuel cells (for powering portable electronics), electronics cooling, and displays (flat screen televisions and monitors). The first significant commercial success of microfluidics has been in inkjet printing. We believe that microfluidics is beginning to revolutionize many industries in the same way that the integrated circuit impacted signal processing, ultimately making it possible to perform years of manual work in minutes using inexpensive, mass-produced equipment.

We believe that the market opportunity for our glucose monitoring system is similarly impressive. The World Health Organization estimates the total number of people with diabetes worldwide to be nearly 200 million. In 2002, the total annual economic cost of diabetes was estimated to be $132 billion, which will be one out of every 10 healthcare dollars spent in the U.S. It is estimated that medical complications arising from diabetes cost the United States healthcare system over $45 billion annually. We believe that a significant portion of those costs could be eliminated with the more consistent glucose monitoring of our implantable solution.

Microactuators

After five years of research and development, Osmotex succeeded in developing a totally microfabricated low voltage actuator, which can be integrated in large numbers on a single chip (the "Invisible Pump"). We believe that this is the enabling solution needed in microfluidics. The Invisible Pump technology is highly scalable; different sizes and designs can be optimized to yield the correct flow, pressure or agitation for a given application. At the core of the technology lies a recently discovered electrokinetic phenomenon, which we believe Osmotex is the first to exploit technologically. Common to several other actuation principles being studied, it works by applying an electric field to a channel by means of two electrodes.

The uniqueness of the Invisible Pump developed by Osmotex however, is its ability to pump liquids at a low voltage AC power delivered by microfabricated electrodes inside the channel. Unlike competitors' technologies generally, Osmotex's technology does not:

•	require voltages beyond five volts;
•	require DC power;
•	alter the properties of the liquid; or
•	have specialized single-use-only applications.

We believe our competitors’ technology inevitably results in a "dirty" system with electrolysis and gas evolution at the electrodes, which consequently must be placed in open reservoirs. Furthermore, it is difficult to make such systems very complex, as the practical number of external high voltage electrodes will be limited. Osmotex's low voltage actuators allow for different sizes and configurations to yield precise flow, pressure and agitation without affecting the liquid's properties. We expect to be first-to-market.

The Invisible Pump can be integrated in large numbers on a single chip. It contains no moving parts and is built using materials 100 to 10,000 times smaller than a human cell. The Invisible Pump is capable of being mass-produced and we believe it will enable drastic reductions in the sizing of an expansive range of medical and industrial equipment.

In accordance with our Licensed Rights, in June 2005, we initiated an international licensing program, using IQ USA as the sales and marketing arm, to commercialize the Invisible Pump.

In addition to licensing its microfluidics technology, Osmotex is developing proprietary products based on its electrokinetic research. Osmotex has developed an electric breathable membrane with widespread industrial potential. The rate and direction of liquid transported through the membrane is controlled by electric signal. The membrane can also be incorporated into various textiles including intelligent sportswear and functional fabrics, in addition to being used in applications such as condensation removal and groundwater drainage, among others. Textiles incorporating these membranes are capable of transporting over one liter of water per hour using energy from a small battery.

Micro Electro-Mechanical Systems

Micro Electro-Mechanical Systems ("MEMS") brings together silicon-based microelectronics with micromachining technology, making possible the realization of complete systems-on-a-chip. It is an enabling technology we expect will allow the development of smart products, augmenting the computational ability of microelectronics with perception and control capabilities of microsensors and microactuators and expanding the space of possible design applications.

Osmotex is also developing "smart products" using MEMS. MEMS is the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate through microfabrication, similar to the way computer chips are mass-produced. While the electronics are fabricated using integrated circuit process sequences, the micromechanical components are fabricated using compatible micromachining processes that selectively etch away parts of the silicon wafer or add new structural layers to form the mechanical and electromechanical devices.

Microelectronic integrated circuits can be thought of as the brains of a system and MEMS augments this decision-making capability with eyes and arms, to allow microsystems to sense and control the environment. Sensors gather information from the environment by measuring mechanical, thermal, biological, chemical, optical, and magnetic phenomena. The electronics then process the information derived from the sensors and, through a programmed decision making capability, direct the actuators to respond by moving, positioning, regulating, pumping, and filtering, thereby controlling the environment for the desired outcome or purpose. Because MEMS devices are manufactured using batch fabrication techniques similar to those used for integrated circuits, manufacturers can place unprecedented levels of functionality, reliability, and sophistication on a small silicon chip at a relatively low cost.

“Lab-on-a-chip”, a microfluidics laboratory, is a form of MEMS wherein circuits of tiny chambers and channels direct the flow of liquid chemical reagents on a single chip just as semiconductors direct the flow of electrons. These microfluidics circuits can be designed to accommodate virtually any analytic biochemical process. For example, a lab-on-a-chip for medical analysis could integrate sample input, dilution, reaction, and separation, whereas one designed to map restriction enzyme fragments might have an enzymatic digestion chamber followed by a relatively long separation column. Many features of these labs-on-a-chip make them well suited for high-throughput analyses. Their small dimensions reduce both processing times and the amount of reagents necessary for a medical analysis, substantially reducing costs. Just as microelectronic devices can be manufactured with many elements on a single chip, microfluidics devices can be fabricated with many channels, allowing for massively parallel chemical analyses at a reasonable cost. They are uniquely suited to small-scale analyses; sample volumes for a single experiment often are in the nano- to picoliter-range, opening the door to the possibility of analyzing components from single cells.

Increased demand for such systems will likely dramatically bring down their cost and make them accessible to a much wider range market. Microscale miniaturization is another upside-end product that would be small and highly portable, about the size of a credit card. Health professionals, for instance, could carry a stack of card-size blood analysis devices enabling them to provide services that would otherwise require a laboratory. On the research side, such devices would automate processes, increasing researchers' ability to conduct more experiments and to gather more statistics and more data using less time and effort.

Osmotex is currently completing tests of an innovative, low-cost, implantable system developed with MEMS to continually monitor glucose levels in diabetics and provide an immediate alert when levels change. The Invisible Pump automatically delivers drugs without repeated skin punctures while significantly improving the accuracy of glucose readings over currently available solutions. We believe Osmotex's system can dramatically reduce costly medical complications diabetics suffer due to poor glucose control.

Patents

Osmotex's technology is protected by patents and patent applications. The material protected by the patents is the core of our licensing program. Osmotex has been granted patents for its patent application titled “Method Of Fluid Transport” in Australia (AU737492), Brazil (PI9810358.0), Canada (CA2295710), Finland (FI0993328), France (FR0993328), Germany (DE0993328), Great Britain (GB0993328), Italy (IT0993328), Norway (NO308095) and the U.S. (US6320160). The patent application priority date was June 30, 1997.

In addition, Osmotex has submitted two other Patent Cooperation Treaty (“PCT”) applications for:

•	PCT application PCT/NO 03/00246 "Microfluidics Actuator," Priority date: 030715

•	PCT application PCT/NO 03/00247 "Fabric Material With Improved Liquid Transport," Priority date: 030715.

Osmotex has received a Positive International Preliminary Examination Report for both applications, stating that the inventions have novelty, include an inventive step and have industrial application. The PCT applications are expected to form the basis for a European Patent Office application and applications in North America, European Union and Japan.

The Licensed Rights include the patents discussed above and intellectual property, including rights to use any and all of Osmotex's now known or hereafter known or discovered tangible and intangible:

•	rights associated with works of authorship throughout the universe, including, but not limited to, copyrights, moral rights and mask-works;

•	trademark and trade name rights and similar rights;

•	trade secret rights;

•	patents, designs, algorithms and other industrial property rights;

•
all other intellectual and industrial property rights of every kind and nature throughout the universe, however named or designated, including, without limitation, all characters, artwork, graphics, audio-visual components, recordings, films, photographs and or materials related to the patented technology; and

•	all registrations, initial applications, renewals, extensions, continuations, divisions or reissues of the above, whether now or hereafter in force.

Employees

Our wholly-owned subsidiary, IQ USA, currently enlists the services of five consultants; two of whom are each the subject of a Management Agreement with us, but are paid a management fee directly by IQ USA.

We are party to a Management Agreement, dated May 1, 2005, with D.P. Martin & Associates, Inc., a Florida financial advisory firm. In that agreement, we engaged and appointed Robert Rudman, an employee of D.P. Martin & Associates, Inc., as our Chief Financial Officer. Mr. Rudman is also one of our directors. IQ USA pays a monthly management fee to D.P. Martin & Associates, Inc. Mr. Rudman is a Canadian Chartered Accountant and a Canadian citizen. Mr. Rudman’s H-1B work authorization status was granted with D.P. Martin & Associates, Inc.

We are party to a Management Agreement, dated October 1, 2005, with Jochri Consult AS, a Norwegian company. In that agreement, we engaged and appointed Johnny Christiansen, who resides in Norway and is an employee of Jochri Consult AS, as our Chief Executive Officer. Mr. Christiansen is also one of our directors. Mr. Christiansen performs management services for us in his capacity as Chief Executive Officer from Norway and also performs management services for IQ USA, which pays his monthly management fee. Mr. Christiansen is also a director of Osmotex.

Risk Factors

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this Registration Statement. If any of the risks discussed in this Registration Statement actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or part of your investment. The risk factors described below are not the only ones that may affect us. Our forward-looking statements in this Registration Statement are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See "Forward-Looking Statements."

Risks Related to Our Business and Operations

We are a development stage company with minimal operating history and you may have difficulty predicting our future operating income and expenses. You will have only limited historical information from which to assess our possible future results of operations.

Although our predecessor company was formed in March 1996, we commenced operations in June 2005 and are currently considered a development stage company. We have not generated any revenues from operations during the period of June 9, 2005 through September 30, 2005. At September 30, 2005, we had an accumulated deficit of $377,073. During the period of June 9, 2005 through September 30, 2005, we incurred net losses of $359,585. We cannot assure that our future operations will ever be profitable. We have a very limited operating history upon which to base an evaluation of our prospective operations or results. As a result, we may have difficulty in accurately predicting revenues or costs of operations for budgeting and planning purposes. This could result in unexpected fluctuation in our future results of operations and other difficulties, any of which could make it difficult for us to achieve or maintain profitability and could increase the volatility of our common stock. Revenues and profits, if any, will depend upon various factors, including whether our sub-sub-licensing business strategy can be completed, and if Osmotex’s microfluidics technology will achieve market acceptance. We may not achieve our business objectives and the failure to achieve our goals would have an adverse impact on us. Similarly, prospective investors will not be able to review past operations as a gauge to evaluate our management's execution, our ability to implement our business plan, the effectiveness of our financial controls or other salient information.

Our independent registered public accounting firm’s opinion expresses doubt about our ability to continue as a “going concern.”

Our independent registered public accounting firm's report issued in connection with our audited consolidated financial statements for the periods from October 1, 2004 to June 8, 2005, June 9, 2005 to September 30, 2005 and Fiscal 2004, expresses “substantial doubt” about our ability to continue as a going concern, due to, among other things, our lack of revenue and our dependence on external financing to fund our operations. If we are unable to develop profitable operations, we may have to cease to exist, which would be detrimental to the value of our common stock. We cannot assure that our business operations will develop and provide us with sufficient cash to continue operations.

We will need additional capital to execute our business plan, which we may be unable to obtain on terms acceptable to us, if at all.

We may be required to raise additional capital from the sale of debt or equity securities in order to implement our business plan. We have depended upon the proceeds of sales of our securities to one small-cap financier to cover our operating expenses and losses. We anticipate that the funds raised in our August 2005 and November 2005 financings will only be sufficient to fund our operations for the next three months. We have a commitment from D.P. Martin & Associates, Inc., a Florida financial advisory firm, to locate at least $500,000 in external financing for us no later than April 30, 2006. However, if D.P. Martin & Associates, Inc. is unsuccessful, we will have to find a new source for additional financing privately or through an offering. If we are required to raise additional funds, we cannot assure that we will be able to raise those additional funds on terms acceptable to us, if at all. Our inability to obtain additional capital may reduce our ability to continue to conduct business operations, or it may possibly force us to evaluate a sale or liquidation of our assets, if any. Any future financing may involve substantial dilution to existing investors.

We do not have any independent directors on our board of directors.

Svein Milford, Trond Eidsnes and Johnny Christiansen are members of our board of directors who are also directors of Osmotex. In addition, EKO, AS, a company that Mr. Eidsnes controls, is the beneficial owner of approximately 19.34% of Osmotex. Our fourth director, Robert Rudman, is our Chief Financial Officer. When making decisions on our behalf that are related to or involve a matter with Osmotex or its wholly-owned subsidiary, Osmotex USA, there is no independent director contributing to the vote on a decision about the matter.

We depend on our key personnel.

The development and marketing of our licensed technology will be dependent upon the skills and efforts of a small group of personnel, including Svein Milford, our Chairman, Johnny Christiansen, our President and Chief Executive Officer, and Robert Rudman, our Chief Financial Officer. Losing the services of any of our key personnel could have a material adverse effect on our operations. Furthermore, we must be able to identify, attract, hire, train, retain and motivate highly skilled managerial, marketing and sales talent. The failure to retain and attract the necessary personnel could materially adversely affect our business, financial condition and operating results.

Our Chief Financial Officer is a Canadian citizen currently residing in the United States and immigration restrictions could limit his ability to operate in the United States.

Robert Rudman, who acts as our Chief Financial Officer, is a Canadian citizen. Mr. Rudman’s ability to continue to act as our Chief Financial Officer is dependent on the conditions under which his H-1B work authorization status was granted with D.P. Martin & Associates, Inc. and whether the services provided to us through a Management Agreement are within the authorized scope of that work authorization status. Compliance with the H-1B conditions are beyond our control. As of the date of this Registration Statement, Mr. Rudman’s H-1B work authorization allows him to remain in the United States for three years from the date of approval, and apply for one three year renewal, while he remains an employee of D.P. Martin & Associates, Inc.

If Mr. Rudman’s work authorization is revoked or expires, he may not be able to work in the United States. His relocation would be disruptive to our business operations and could adversely affect our business, financial condition and operating results. Mr. Rudman has indicated us that he is evaluating the steps necessary for him to secure permanent United States immigration status, but the timeline and outcome of these steps is uncertain.

Our Chief Executive Officer is a Norwegian citizen currently residing in Norway which may limit our ability to operate efficiently.

Our Chief Executive Officer, Johnny Christiansen, is a Norwegian citizen who resides full-time in Norway. Given his physical distance from our office in Florida, his command of English as his second language and the six-hour time difference from that of our Florida office, we may not always be able to communicate with him in a timely or effective manner. Such limitations may at times affect our ability to operate our business efficiently at times.

We currently maintain no theft, casualty or key-man insurance coverage and therefore we could incur losses without having the resources to cover those losses.

We currently do not maintain theft, casualty insurance or key-man insurance. To the extent we suffer any significant losses, our business, financial condition and operating results could be materially adversely affected.

Our limited use of confidentiality agreements and provisions may not adequately protect our unpatented proprietary information.

Our reliance on confidentiality agreements and provisions to protect our unpatented proprietary information, know-how and trade secrets may not be adequate. Our competitors may either independently develop the same or similar information or obtain access to our proprietary information. In addition, we may not prevail if we assert challenges to intellectual property rights against third parties. Some of our key personnel have been required to enter into agreements providing for confidentiality, but not expressly for the assignment of rights to inventions made by them while in a business relationship with us, non-competition or non-solicitation agreements during their business relationship term.

Foreign countries may not provide adequate patent protection.

Patent applications filed in certain foreign countries are subject to laws, rules and procedures, which differ from those of the United States. Foreign patent applications Osmotex files may not be issued. Furthermore, some foreign countries provide significantly less patent protection than the United States. We could incur substantial costs in defending patent infringement suits brought by others and in prosecuting patent infringement suits against third party infringers.

Our ability to protect our Licensed Rights and other proprietary rights is uncertain, exposing us to the possible loss of competitive advantage.

Our ability to compete effectively will depend in part on Osmotex, Osmotex USA, IQ USA, and our ability to maintain the proprietary nature of the Licensed Rights, primarily through patent protection. Osmotex has granted the Licensed Rights to Osmotex USA, which has sub-licensed the Licensed Rights to us. Osmotex has filed, and we expect will continue to file, patent applications. If a particular patent is not granted, the value of the invention described in Osmotex's patent application would be diminished. Further, even if these patents are granted, they may be difficult to enforce. Efforts to enforce any patent rights could be expensive, be distracting for our management, be unsuccessful, cause our sub-licensed patent rights to be invalidated, and frustrate our business plan. Additionally, even if patents are issued and are enforceable, others may independently develop similar, superior, or parallel technologies and any technology Osmotex developed may prove to infringe upon patents or rights owned by others. Thus, the Licensed Rights may not afford us any meaningful competitive advantage.

We face the potential risk of infringement claims that can result in costly re-engineering, royalty agreements, or litigation.

We believe that our Licensed Rights and other proprietary rights do not infringe on the proprietary rights of third parties. We cannot assure that third parties will not assert infringement claims against us, Osmotex or Osmotex USA in the future with respect to current or future technology or other works or that such assertion may not require us to enter into royalty arrangements or result in costly litigation.

We have limited licensing and marketing experience.

Achieving market acceptance for Osmotex's microfluidics technology will require substantial marketing efforts and expenditure of significant funds to educate the Manufacturers as to the distinctive characteristics and anticipated benefits of Osmotex's microfluidics technology. We currently have limited licensing and marketing experience and limited financial, personnel and other resources to undertake the extensive marketing activities that are necessary to market and license Osmotex's microfluidics technology.

We may be unable to license technology that will gain acceptance in the marketplace.

Osmotex designs its own microfluidics technology and we have entered into a license agreement with Osmotex and Osmotex USA granting us a sub-license to the Licensed Rights; however, we have not fully implemented a licensing program for the microfluidics technology and may not be able to successfully market and license Osmotex’s microfluidics technology to third parties. We cannot assure that we will be able to generate revenues or profits under such an agreement. In addition, given our early stage of development and limited capital resources, we may not be able to fully utilize and implement the Licensed Rights. Furthermore, the end products utilize new microfluidics technology. As with any new technology, in order for us to be successful, the microfluidics technology must gain market acceptance. In order to survive, we must succeed at technology protection, marketing and customer acquisition, financial management, staff training and development and the management and growth of a development stage venture. We may not be successful in addressing all or any of these issues and the failure of any one could significantly impair our business, financial condition and operating results.

The technology we expect to sub-license may contain defects.

The technology we expect to sub-sub-license to Manufacturers may contain deficiencies that become apparent subsequent to commercial use. Remedying such errors could hamper our further sub-sub-licensing efforts and cause us to incur additional costs, which would have a material adverse effect on our financial position.

We cannot be assured of how sub-sub-licensees will perform.

While we believe that the Manufacturers will have the financial resources and in-house capabilities to carry Osmotex's microfluidics technology to market, we cannot assure that the Manufacturers will perform in the manner we anticipate and that we will be able to generate royalty revenue.

We may not be able to manage growth and expansion effectively.

Rapid growth of our business may significantly strain our management, operational and technical resources. If we are successful in obtaining rapid market penetration of Osmotex’s microfluidics technology, we will be required to service customers on a timely basis at a reasonable cost. Our strategy is that we will not manufacture but create sub-sub-licensing arrangements with manufacturers. This could potentially strain our operational, management and financial systems and controls.

Risk Factors Related to Our Industry

The microfluidics industry is highly competitive and inherently risky.

The microfluidics industry is made up of both large, well organized, well funded competitors and many small start-up companies, many of which have substantially greater financial, technical, marketing and human resource capabilities than we have. These or other companies may succeed in developing products or technologies that are more effective than those developed, or being developed, by us or our sub-licensees which would render our technology obsolete or non-competitive in the marketplace. There are a number of factors that impact a microfluidics company's success, including research and development, funding, and industry expertise. Each of these factors represents an inherently uncertain risk that you may not be able to reliably predict.

We may become subject to risks inherent in international operations including currency exchange rate fluctuations and tariff regulations.

To the extent we sub-sub-license the microfluidics technology outside the United States, we likely will be subject to the risks associated with fluctuations in currency exchange rates. We may also be subject to tariff regulations and requirements for export licenses, (which licenses may on occasion be delayed or difficult to obtain), unexpected changes in regulatory requirements, longer accounts receivable requirements, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

Food and Drug Administration approval may be required by sub-sub-licensees for end products created using Osmotex’s microfluidics technology.

Certain applications of Osmotex’s microfluidics technology by sub-sub-licensees of that technology (i.e., glucose monitor) may require the sub-sub-licensees to seek Food and Drug Administration (“FDA”) approval. Any delays or denials connected to the FDA’s approval would delay or potentially eliminate our ability to generate royalty revenue from the affected sub-sub-licensees.

Risk Factors Related to Our Common Stock

Osmotex USA controls a substantial interest in us and thus they heavily influence most actions that may require a shareholder vote.

Osmotex USA, a Florida corporation and a wholly-owned subsidiary of Osmotex, a Norwegian company, beneficially owns approximately 85% of our outstanding common stock. As a result, Osmotex USA has and will continue to have substantial control over our management and direction. It would be extremely difficult for any matter requiring a shareholder vote to be approved without the consent of Osmotex USA.

There has not been an active trading market for our common stock and we may not be able to develop an active market that would provide liquidity and price protection to investors.

The trading market for our common stock on the Pink Sheets has been thin and sporadic. As a result, transactions in our shares may reflect the vagaries of a particular circumstance and are less likely to reflect our intrinsic value. Moreover, the quotations for our common stock for such trades as exist may reflect inter-dealer prices, and may not necessarily represent actual transactions. We are filing this Registration Statement as part of a plan to develop an active market for our common stock in an effort to improve liquidity and shareholder value. The filing of this Registration Statement and our undertaking to file periodic reports with the SEC does not guarantee that a more active market will develop for our common stock. In the event a regular public trading market does not develop, any investment in our common stock would remain highly illiquid. Accordingly, you may not be able to sell your shares readily.

We do not pay cash dividends to our shareholders and we have no plans to pay future cash dividends.

We plan to retain earnings to finance future growth and have no current plans to pay future cash dividends to shareholders. Because we do not pay cash dividends, holders of our common stock will experience a gain on their investment in our common stock only in the case of an appreciation of value of our common stock. We cannot assure, nor should you expect, such an appreciation in value.

We may be unable to meet changing laws, regulations and standards related to corporate governance and public disclosure when we become a fully reporting company.

Our short term plan to increase the liquidity of our common stock includes efforts to have the stock traded Over the Counter on the "Bulletin Board." Our longer term plan includes efforts to have the stock listed on an exchange such as the AMEX or NASDAQ SmallCap Market. Each of these markets imposes criteria on listed companies, which include both financial thresholds and corporate governance requirements. Those listing standards are subject to amendment and modification from time to time. Corporate governance requirements include specific requirements for audit committees and audit committee members, enhanced processes for evaluating internal control over financial reporting and disclosure controls and procedures. We do not currently meet the requirements for listing on the AMEX or NASDAQ SmallCap Markets and there is no guarantee that we will be able to meet the financial and corporate governance standards that are currently in place or that may be imposed from time to time in the future. Our inability to secure such a listing will likely limit the marketability of our common stock and may adversely impact both the market price of and the liquidity of the trading market for our common stock.

We will incur increased costs as a result of being a fully reporting company with the SEC.

Compliance with the reporting company obligations under the Securities Exchange Act of 1934, as amended, involves substantial costs, including the cost of an independent registered public accounting firm to review quarterly financial reports and prepare audited annual reports, the cost of directors and officers liability insurance and indemnification, the costs to implement procedures for internal control over financial reporting and disclosure controls and procedures, the cost of preparing quarterly, annual and periodic reports and filing them with the SEC and the cost of printing and mailing information related to shareholders meetings. We believe that these costs will be offset by the benefit of greater access to capital and an improved trading market and liquidity for our shareholders. However, the costs related to being public are largely fixed, while the benefits are dependent upon a number of factors, the success of which cannot be guaranteed.

Our shares of common stock may trade at a price that would classify them as “penny stock.”

"Penny stocks" generally are defined as equity securities with a price of less than $5.00. Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the SEC. Excluded from the penny stock designation are securities registered on certain national securities exchanges or quoted on Nasdaq, provided that current price and volume information with respect to transactions in such securities are provided by the exchange or are sold to established customers or accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and the monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that, prior to a transaction in a penny stock, the broker-dealer must make a special written determination that such penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. It is very likely that initially our common stock will be subject to the penny stock rules.

You may suffer additional dilution upon the exercise of Warrants and the conversion of Secured Convertible Debentures.

As of the date of this Registration Statement, we had 50,199,500 shares of our common stock issued and outstanding. As of the date of this Registration Statement, we had issued Secured Convertible Debentures which may be converted into a total of 14,700,000 shares of common stock. In addition, we have issued Warrants to purchase up to a total of 450,000 shares of our common stock. The conversion of the Secured Convertible Debentures, the exercise of the Warrants, or the issuance and conversion or exercise of any other convertible security, including any convertible preferred stock and any stock options we grant to Robert Rudman, Johnny Christiansen or anyone else, would further dilute your percentage equity ownership interest and voting power.

Reports to Security Holders

We are not currently required to deliver an annual report to security holders. None will be provided until such time as one is required. We have not previously filed reports with the SEC, nor with any other securities regulator.

Copies of this, and all future reporting materials filed with the SEC may be obtained at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, the Company intends to be an electronic filer and as such, all items filed by us are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The contents of these websites are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

Item 2.	Management's Discussion and Analysis

Management’s Discussion and Analysis summarizes the significant factors affecting (i) our Plan of Operation for Fiscal 2006, (ii) our consolidated results of operations and (iii) our financial liquidity and capital resources. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in this Registration Statement.

This Registration Statement, including this Management’s Discussion and Analysis section, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see the Introductory Note and the “Risk Factors” section of this Registration Statement for a discussion of factors that could cause our actual results to differ materially from those in the forward-looking statements. However, other factors besides those listed in the Risk Factors section or discussed in this Registration Statement also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

In the Management’s Discussion and Analysis, we refer to the period October 1, 2004 through June 8, 2005 as the “Pre-operations Period” and the time period of June 9, 2005 through September 30, 2005 as the “Development Stage Period.”

Plan of Operation

We are an international licensing company established to commercialize technology that precisely controls the movement of fluids on a micro scale. We were originally formed as the Old Corporation on February 2, 2004. Pursuant to a Plan of Merger dated March 29, 2004, on April 21, 2004 the Old Corporation filed Articles and Certificate of Merger with the Secretary of State of the State of Colorado merging the Old Corporation into the Surviving Corporation. A previous controlling shareholder group of the Old Corporation arranged the merger for business reasons that did not materialize. On October 18, 2004, a Florida-based shareholder group acquired controlling interest in the Surviving Corporation and on November 5, 2004, effected a 1-for-200 reverse stock split. On November 5, 2004, the Surviving Corporation changed its name to IQ Medical Corp. and then, on October 3, 2005, to IQ Micro Inc. We became qualified to do business in Florida on October 12, 2005. We are currently traded on the Pink Sheets under the symbol “IQMC” and are awaiting approval to list on the Over the Counter Bulletin Board. Through June 8, 2005, we had no operations. Since June 9, 2005, when we acquired the Licensed Rights, we have been considered a development stage company.

We have established a sales and marketing office in West Palm Beach, Florida and are actively pursuing global licensing opportunities. Microfluidics technology has a wide range of consumer, medical and industrial applications. We intend to become a specialized supplier of low voltage microfluidics technology.

Our immediate plans for Fiscal 2006 are to launch a global licensing program for our proprietary microfluidics technology. In addition to responding to existing inquiries regarding our licensed patented and patent-pending solutions, we plan to aggressively pursue sub-sub-licensing opportunities on a worldwide basis.

We have depended upon the proceeds of sales of our securities to one small-cap financier to cover our operating expenses and losses. We anticipate that the funds raised in our August 2005 and November 2005 financings will only be sufficient to fund our operations for the next three months. We have a commitment from D.P. Martin & Associates, Inc., a Florida financial advisory firm, to locate at least $500,000 in external financing for us no later than April 30, 2006. However, if D.P. Martin & Associates, Inc. is unsuccessful, we will have to retire 1,000,000 shares of our common stock beneficially owned by D.P. Martin & Associates, Inc. that we placed into escrow to be released to D.P. Martin & Associates, Inc. if and when it fulfills its financing commitment to us, and find a new source for additional financing privately or through an offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue

We have never generated revenue. We secured the Licensed Rights on June 9, 2005 and have had preliminary discussions with potential sub-sub-licensees. During Fiscal 2006, we expect to expand our marketing activities throughout North America, the European Union and Japan. We expect revenue from the granting of sub-sub-licenses to be in the form of both licensing fees and royalties.

Expenses

Expenses for the 12-months ended September 30, 2005 were $362,085. Expenses were $359,585 for the Development Stage Period, an increase of $357,085 over expenses of $2,500 incurred in the Pre-operations Period, which in turn was $1,900 over the $600 expenses incurred during Fiscal 2004. On October 1, 2005, we expanded our operations by retaining the services of four consultants in Europe. Two of these individuals are focusing their efforts on the marketing of the licensed technology while the other two are involved in ongoing testing and product development. Our expected operating expenses have increased as a result of this expansion of operations.

General and administrative expenses for the Development Stage Period were $12,715. These expenses were primarily attributed to the cost of establishing an operating office in West Palm Beach, Florida. Of the total expense, $7,500 related to office rent. General and administrative expenses have increased since October 1, 2005 with the addition of a European office and the traveling costs being incurred by the additional consultants.

Management and consulting fees for the Development Stage Period were $62,025. Of this total cost, $50,000 related to the management fee paid to D.P. Martin & Associates, Inc. for the services of our Chief Financial Officer, and we paid $10,000 paid to him as reimbursement for relocation expenses. Since October 1, 2005, management fees have increased by approximately $20,000 per month as a result of the additional four European consultants.

Legal fees for the Development Stage Period were $48,288, including approximately $20,000 related to the licensing and capital transaction and the balance related to the Secured Convertible Debenture financing transaction. Legal fees for the Pre-operations Period were $2,500.

Investor relations expenses were $92,725 for Development Stage Period. We paid Hawk Associates, Inc. $23,800 to create a new company website and to provide corporate communications services for the two months of August and September 2005. Also included in investor relations expenses is a non-cash charge of $68,200 representing the value of 250,000 share purchase warrants granted to Hawk Associates, Inc.

Loan interest and finance fees were $132,720 during the Development Stage Period. These expenses included commissions and fees of $70,000 paid to Cornell Capital Partners, LP relating to a $500,000 Secured Convertible Debenture that was arranged and funded on August 12, 2005. Also related to the Secured Convertible Debenture is an 8% per annum charge of $5,370 for accrued interest to September 30, 2005. Included in loan interest and finance fees are two non-cash charges totaling $57,350, of which $51,000 relates to the value of 100,000 share purchase warrants issued to Cornell Capital Partners, LP and $6,350 relates to the beneficial conversion of the $500,000 Secured Convertible Debenture.

Financial Liquidity And Capital Resources

Current Position

We have funded our activities through the issuance of Secured Convertible Debentures. On August 12, 2005, we finalized a $500,000 Secured Convertible Debenture financing and on November 30, 2005, we arranged a second $500,000 Secured Convertible Debenture Financing and closed on $250,000 on November 30, 2005 with the remaining $250,000 expected to close after the filing of this Registration Statement. We have incurred losses from operations in each year since inception. At September 30, 2004, we had an accumulated deficit of $14,988. Our net loss for the Development Stage Period was $359,585. As of September 30, 2005, our accumulated deficit was $377,073 and we had a working capital deficit of $22,923. Our cash position at September 30, 2005 was $92,214.

Our net loss of $359,585 for the Development Stage Period includes non-cash charges of $13,800 for stock issued to repay debt and for services rendered, $6,350 related to the beneficial conversion feature of the Secured Convertible Debenture and $119,200 related to the intrinsic value of warrants issued.

Increases in non-cash working capital during the Development Stage Period amounted to $21,057. Non-cash working capital changes included increases in prepaid expenses, accounts payable, accrued interest and due to parent company. The net cash used in operating activities for the Development Stage Period was $118,066.

During the Development Stage Period, we purchased licensing rights at a cost of $300,000 plus the issuance of shares. In addition, we realized net proceeds of $430,000 from the issuance of a Secured Convertible Debenture. Subsequent to the fiscal year-end, on November 30, 2005, we arranged a second $500,000 Secured Convertible Debenture financing and closed on $250,000 on November 30, 2005 with the reamining $250,000 expected to close after the filing of this Registration Statement.

Future Operations

Presently, our revenues are not sufficient to meet operating expenses. The continuation of our business is dependent upon obtaining further financing and by market acceptance of our licensed technology allowing us to achieve a profitable level of operations.

The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholders.

Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our financials.

Significant Accounting Policies

(a)	Basis of presentation:

These consolidated financial statements include both our accounts and those of our wholly-owned subsidiary, IQ USA. All intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents:

Cash and cash equivalents includes investments in short-term investments with a term to maturity when acquired of 90 days or less.

(c)	Other assets:

Other assets include the Licensed Rights. This asset is carried at amortized cost on the balance sheet.

Going Concern

We have incurred recurring operating losses and have an accumulated deficit of $377,073 and a working capital deficit of $22,923 at September 30, 2005. During the Development Stage Period, we used cash of $118,066 in operating activities. During the Development Stage Period, we realized net proceeds of $430,000 from a Secured Convertible Debenture financing to fund our operations. On November 30, 2005, we arranged a second $500,000 Secured Convertible Debenture financing. We cannot assure that we can arrange future financings.

Our consolidated financial statements have been prepared on the going concern basis which assumes that adequate sources of financing will be obtained as required and that our assets will be realized and liabilities settled in the ordinary course of business. Accordingly, these consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

Other Assets

On June 9, 2005, Osmotex entered into the License Agreement with its wholly-owned subsidiary, Osmotex USA. Under this agreement, the parent company granted the Licensed Rights to its subsidiary to commercialize its patented microfluidics technologies. Also on June 9, 2005, we entered into the CC Agreement with Osmotex USA in which Osmotex USA contributed the Licensed Rights to us as a contribution to us in exchange for 42,670,000 shares of our common stock, representing approximately 85% of all our capital stock. In an amendment to the CC Agreement, both parties later agreed that we would also pay Osmotex USA the License Fee as additional contribution for the Licensing Rights. At September 30, 2005, we had paid $219,720 to Osmotex USA, leaving a balance outstanding of $80,280.

Secured Convertible Debentures

On August 12, 2005, we closed a private placement of an 8% Secured Convertible Debenture with Cornell Capital Partners pursuant to Section 4(2) and Rule 506 of Regulation D under the Securities Act of 1933, as amended, for gross proceeds of $500,000. Net cash proceeds from the Secured Convertible Debenture was $430,000. The term of the Secured Convertible Debenture was two years. In connection with the offering of the Secured Convertible Debenture, we issued 100,000 common share purchase warrants which are exercisable at a price of $0.001 per share and which expire on August 12, 2008. The investor has the sole right to convert the Secured Convertible Debenture into shares of our common stock at the lower of $0.64 or 80% of the lowest closing bid price of the common stock (on the OTC or on the exchange which our common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P., for the five (5) trading days immediately preceding the conversion date.

We granted Cornell Capital Partners, LP a security interest in our assets as evidenced by a UCC-1 filing. We must redeem the Secured Convertible Debenture upon maturity. We have the right to redeem the Secured Convertible Debenture at any time prior to maturity based on a redemption price of 120% of the face amount plus any accrued interest. We also agreed to file a registration statement with the SEC covering the common shares underlying the Secured Convertible Debenture and the warrants no later than March 26, 2006. On November 30, 2005, we arranged another Secured Convertible Debenture with Cornell Capital Partners, LP in the amount of $500,000 on the exact same terms and conditions as the August 12, 2005 financing.

Off Balance Sheet Arrangements

We have not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated with us under which we have:

•	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;

•	liquidity or market risk support to such entity for such assets;

•	an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•
an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, us where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging, or research and development services with us.

Item 3.	Description of Property.

We do not own any real property. Our executive office is located at 500 Australian Avenue, Suite 700, West Palm Beach, Florida, 33401. We have verbally agreed to a month-to-month lease for this single executive office in a shared office suite with D.P. Martin & Associates, Inc. at a current lease rate of $2,500 per month. Robert Rudman’s, our Chief Financial Officer’s, H-1B work authorization status was granted with D.P. Martin & Associates, Inc.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of December 31, 2005, certain information with respect to the beneficial ownership of common stock by (a) each of our directors and (b) all directors and executive officers as a group. Osmotex USA, the wholly-owned subsidiary of Osmotex, is the beneficial owner of more than 5% of our outstanding common stock. We are not aware of any executives who are the beneficial owner of more than 5% of our outstanding common stock. Each of the officers and directors can be reached in care of IQ Micro Inc. at 500 Australian Avenue, Suite 700, West Palm Beach, Florida, 33401.

To the best of our knowledge, except as noted below, each of such persons has sole voting and investment power with respect to the shares beneficially owned.

Name of Executive Officer or Director	Common Shares	Percent of Class
Director and Executive Officers
Svein Milford	0	0.0%
Johnny Christiansen	0	0.0%
Robert Rudman	0	0.0%
Trond Eidsnes (1)	0	0.0%
All Directors and Executive Officers as a Group (4 persons)	0	0.0%
Name and Address of Other Beneficial Owner	Common Shares	Percent of Class
Osmotex USA, Inc. (2) c/o Osmotex AS Solheimsgaten 16A 5080 Bergen, Norway	42,670,000	85.0%

(1)	EKO, AS, a company which Mr. Eidsnes controls, is the beneficial owner of approximately 19.34% of Osmotex.

(2)
Osmotex USA, our majority shareholder, is the wholly-owned subsidiary of Osmotex. Upon the terms and subject to the conditions set forth in the CC Agreement, dated June 9, 2005, as amended by the Amendment to CC Agreement, dated January 12, 2006, Osmotex USA agreed to contribute the Licensed Rights to us as a capital contribution in exchange for 42,670,000 shares of our $0.0001 par value per share common stock, as well as our payment of the License Fee. Our shareholders, including a majority of our disinterested shareholders, ratified and approved the License Fee at a special meeting of the shareholders on January 12, 2006.

Item 5.	Directors and Executive Officers, Promoters and Control Persons

All directors listed in the table below were elected at our Annual Meeting of the Shareholders on September 6, 2005 and shall hold office until their respective successors are elected.

Name	Age	Position
Svein Milford	62	Chairman
Johnny Christiansen	55	President, Chief Executive Officer, Director
Robert Rudman	58	Chief Financial Officer, Secretary, Treasurer, Director
Trond Eidsnes	56	Director

Svein Milford, Chairman and Director. Mr. Milford, a Norwegian citizen, has worked with international companies for thirty years. He graduated from Norw Broadcasting Group with a degree in electronics engineering, then graduated from Oslo Institute of Business with a management degree and thereafter, Mr. Milford earned a master's degree in business administration from the University of Oregon. During the past six years, he has been Chairman of the Board of Directors for several public companies trading on the Oslo Stock Exchange. Mr. Milford is also the Chairman of the Board of Directors of Osmotex and Lifecare AS, a Norwegian company.

Johnny Christiansen, President, Chief Executive Officer and Director. Mr. Christiansen, a Norwegian citizen, is a graduate of the Norwegian Naval Academy and the Horten School of Technology and has spent his business career serving in senior positions with several high-tech companies. In 1999, he became the President and Chief Executive Officer of Sensonor ASA, which focuses on developing sensing technology and is the largest developer of MEMS sensors for the world automotive industry. Currently, Mr. Christiansen is the President of Visionaire, a consultancy company in the high-tech industry. Mr. Christiansen is also a director of Osmotex.

Trond Eidsnes, Director. Mr. Eidsnes, a Norwegian citizen, is one of the founding members of Osmotex. He is the Chief Executive Officer and a director of Lifecare AS, a Norwegian company. He is the General Manager of Duratex Plastiveneta AS, a Norwegian company focused on the development and application of high- tech textiles for a variety of applications, including the defense industry. Mr. Eidsnes founded Osmotex based on Duratex’s development of high tech textile that led to the development of the membranes and concept for Osmotex. The development of a high-tech textile by Duratex led to the development of Osmotex's patented technology. Mr. Eidsnes is also a director of Osmotex.

Robert Rudman, Chief Financial Officer, Secretary and Treasurer. Mr. Rudman, a Canadian citizen, is the Chairman of SmarTire Systems Inc. of Richmond, British Columbia, Canada. He is a Canadian Chartered Accountant with seventeen years of experience assisting public companies. Mr. Rudman joined SmarTire in 1993 as the Chief Financial Officer after serving as an independent financial consultant for several months. He became the President of SmarTire in 1996, and then Chairman and Chief Executive Officer in 1999. Prior to joining SmarTire, Mr. Rudman was a partner in a consulting firm providing professional assistance to publicly traded companies. Mr. Rudman became a Chartered Accountant in 1974 and worked with Laventhol & Horwath and Price Waterhouse & Co. in Winnipeg, Manitoba. In addition to his Chartered Accountancy degree, Mr. Rudman holds a Bachelor of Arts degree from Lakehead University in Thunder Bay, Ontario.

Item 6.	Executive Compensation.

We currently do not pay any compensation to our executives. Our wholly-owned subsidiary, IQ USA, pays all compensation to IQMC's consultants. This table itemizes the compensation IQ USA paid to each consultant. There was no other officer whose salary and bonus for services rendered during the fiscal year ended September 30, 2005 exceeded $100,000.

Name	Fiscal Year Ended	Salary	Other Compensation
Robert Rudman (1)	2005	$50,000	$10,000 for moving expenses from Canada to the U.S.; reimbursement for reasonable expenses incurred in connection with his duties as Chief Financial Officer.
Johnny Christiansen (2)	2005	$0	Jochri Consult AS will receive reimbursement for reasonable expenses incurred in connection with Mr. Christiansen’s duties as Chief Executive Officer.

(1)
We are party to a Management Agreement, dated May 1, 2005, with D.P. Martin & Associates, Inc., a Florida financial advisory firm. In that agreement, we engaged and appointed Robert Rudman, an employee of D.P. Martin & Associates, Inc., as our Chief Financial Officer. Mr. Rudman is also one of our directors. IQ USA pays a monthly management fee to D.P. Martin & Associates, Inc. Mr. Rudman’s H-1B work authorization status was granted with D.P. Martin & Associates, Inc.

(2)
We are party to a Management Agreement dated October 1, 2005 with Jochri Consult AS, a Norwegian company, whereby we engaged and appointed Johnny Christiansen, who resides in Norway and is an employee of Jochri Consult AS, as our Chief Executive Officer. Mr. Christiansen is also one of our directors. Mr. Christiansen will perform management services for us in his capacity as Chief Executive Officer from Norway and management services for IQ USA, which pays his monthly management fee of $8,000 per month. Mr. Christiansen is also a director of Osmotex.

Employment Agreements

We do not have any employees and are therefore not a party to any employment agreements.

We are party to a Management Agreement, dated May 1, 2005, with D.P. Martin & Associates, Inc., a Florida financial advisory firm. In that agreement, we engaged and appointed Robert Rudman, an employee of D.P. Martin & Associates, Inc., as our Chief Financial Officer. Mr. Rudman is also one of our directors. IQ USA pays a monthly management fee to D.P. Martin & Associates, Inc. Mr. Rudman is a Canadian Chartered Accountant and a Canadian citizen. Mr. Rudman’s H-1B work authorization status was granted with D.P. Martin & Associates, Inc.

We are party to a Management Agreement dated October 1, 2005 with Jochri Consult AS, a Norwegian company, whereby we engaged and appointed Johnny Christiansen, who resides in Norway and is an employee of Jochri Consult AS, as our Chief Executive Officer. Mr. Christiansen is also one of our directors. Mr. Christiansen will perform management services for us in his capacity as Chief Executive Officer from Norway and management services for IQ USA, which pays his monthly management fee of $8,000 per month. Mr. Christiansen is also a director of Osmotex.

Stock Options

None of our officers or directors holds any options to purchase our securities. However, our Management Agreements with D.P. Martin & Associates, Inc. and Jochri Consult AS provided that Robert Rudman, the employee of D.P. Martin & Associates, Inc., and Johnny Christiansen, the employee of Jochri Consult AS, will be offered and will accept participation in an incentive stock option plan.

Equity Compensation Plan Information

We currently have no equity compensation plans.

Compensation of Directors

Our directors are reimbursed for out-of-pocket expenses incurred on our behalf, but currently receive no additional compensation for service as directors.

Item 7.	Certain Relationships and Related Transactions.

Capital Contribution Agreement

On June 9, 2005, we entered into the CC Agreement. In the CC Agreement, we agreed to exchange 42,670,000 shares of our $0.0001 par value per share common stock to Osmotex USA, in return for the Licensed Rights. As a result of this transaction, Osmotex USA became the beneficial owner of approximately 85% of our capital stock.

Shortly thereafter, we determined that it was in our best interests and in the best interests of our shareholders to provide funding assistance in connection with Osmotex’s continued product development of microfluidics technology, for other technologies or other items. We determined that this funding would involve the expenditure of our cash, and such cash expenditures would not be classified as debt owed to us by Osmotex or as capital contributions in exchange for any equity of Osmotex. We have determined that this situation is advantageous to us and to our shareholders because of the existence of the microfluidics technology and the benefits that we believe we can derive as the microfluidics technology is further developed and improved. These payments will also be advantageous and beneficial to Osmotex.

We agreed with Osmotex and Osmotex USA that it was in all parties’ best interests if we included as consideration for the Licensed Rights, the payment of the License Fee, in addition to the prior issuance of 42,670,000 shares of our common stock to Osmotex USA. The License Fee has been paid in full. We paid the License Fee payment from the proceeds of our $500,000 Secured Convertible Debenture financing with Cornell Capital Partners, LP, which closed on August 12, 2005. Osmotex applied the License Fee funds to its microfluidics technology product development efforts. Specifically, Osmotex paid a significant portion of the funds to the Geneva, Switzerland based Centre Suisse d'Electronique et de Microtechnique SA (CSEM) with which it has an agreement to further Osmotex’s microfluidics technology product development. Osmotex applied the remainder of the funds to sales and marketing activities conducted by former Osmotex employees in conjunction with the CSEM microfluidics technology product development. The net result of the License Fee is our payment of $300,000 to Osmotex, the sole owner of our majority shareholder, Osmotex USA, Inc.

The Licensed Rights are currently our sole asset and our sole prospective revenue source, in the form of anticipated licensing fees and royalties. We believe the most direct method of supporting Osmotex’s technology is by supporting the product development of microfluidics technology via the License Fee.

Our shareholders, including a majority of our disinterested shareholders, ratified and approved the License Fee at a special meeting of the shareholders on January 12, 2006. As of January 12, 2006, we entered into the Amendment to CC Agreement with Osmotex USA, whereby we memorialized our agreement to pay the License Fee, as partial consideration for the Licensed Rights, in addition to our issuance of the 42,760,000 common stock shares to Osmotex USA.

Financing and Listing Agreement

In connection with the CC Agreement, dated June 9, 2005, we entered into the F&L Agreement with Osmotex USA and D.P. Martin & Associates, Inc. that obligated D.P. Martin & Associates, Inc. to locate at least $500,000 in external financing for us by December 31, 2005. Pursuant to the F&L Agreement, D.P. Martin & Associates, Inc.: (1) assisted us in establishing Osmotex USA’s approximate 85% of our outstanding common stock, and (2) placed 1,000,000 shares of our common stock beneficially owned by D.P. Martin & Associates, Inc. into escrow to be released to D.P. Martin & Associates, Inc. if and when it fulfills its financing commitment to us under the F&L Agreement. On December 30, 2005 we amended the F&L Agreement to extend the December 31, 2005 deadline to April 30, 2006. If D.P. Martin & Associates, Inc. does not fulfill its financing commitment to us, we will retire the 1,000,000 shares of our common stock held in escrow.

Amended and Restated Technology License Agreement

On June 9, 2005, Osmotex and Osmotex USA entered into the License Agreement. Osmotex licensed to Osmotex USA the Licensed Rights (which include Osmotex's patents - see "Patents" under "Description of Business," above).

On January 12, 2006, we entered into the A&R License Agreement to which Osmotex and Osmotex USA are also parties. In the A&R License Agreement, the Licensed Rights Osmotex granted to Osmotex USA in the License Agreement remained the same, but Osmotex USA also sub-licensed to us the identical rights it had been granted from Osmotex. We expect to utilize the Licensed Rights Osmotex USA sub-licensed to us pursuant to the A&R License Agreement to effect the sales and marketing of Osmotex's patented microfluidics technology through our wholly-owned subsidiary, IQ USA. In the A&R License Agreement, we memorialized our agreement to pay the License Fee.

Management Agreements

We are party to a Management Agreement, dated May 1, 2005, with D.P. Martin & Associates, Inc., a Florida financial advisory firm. In that agreement, we engaged and appointed Robert Rudman, an employee of D.P. Martin & Associates, Inc., as our Chief Financial Officer. Mr. Rudman is also one of our directors. IQ USA pays a monthly management fee to D.P. Martin & Associates, Inc. Mr. Rudman is a Canadian Chartered Accountant and a Canadian citizen. Mr. Rudman’s H-1B work authorization status was granted with D.P. Martin & Associates, Inc.

We are party to a Management Agreement dated October 1, 2005 with Jochri Consult AS, a Norwegian company, whereby we engaged and appointed Johnny Christiansen, who resides in Norway and is an employee of Jochri Consult AS, as our Chief Executive Officer. Mr. Christiansen is also one of our directors. Mr. Christiansen will perform management services for us in his capacity as Chief Executive Officer from Norway and management services for IQ USA, which pays his monthly management fee of $8,000 per month. Mr. Christiansen is also a director of Osmotex.

Item 8.	Description of Securities.

Common Stock

Our authorized common stock consists of 300,000,000 shares of common stock, of which 50,199,500 shares were issued and outstanding as of December 31, 2005. Each share of our common stock is entitled to one vote and unlimited voting rights and each shareholder is entitled to receive its proportionate share of our net assets upon our dissolution. Our shareholders have no pre-emptive rights.

Preferred Stock

We are also authorized to issue up to 25,000,000 shares of preferred stock. As of the date of this Registration Statement, no preferred shares are issued or outstanding and no class of preferred stock has been designated.

Secured Convertible Debentures

We issued Cornell Capital Partners, LP a Secured Convertible Debenture on August 12, 2005 in the principal amount of $500,000, bearing interest at an annual rate of 8%. Principal and interest on the Secured Convertible Debenture may be converted into up to 9,800,000 shares of common stock by Cornell Capital Partners, LP at a conversion price per share equal to the lesser of (a) $0.64, or (b) an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC or on the exchange which the common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the conversion date. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. This Secured Convertible Debenture is secured by all of our property and products and proceeds of all such items and has an August 12, 2007 maturity date.

On November 30, 2005, the we issued Cornell Capital Partners, LP a Secured Convertible Debenture in the principal amount of $250,000, bearing interest at an annual rate of 8%. The Secured Convertible Debenture is secured by all of our property and products thereof and proceeds of all such items and has a November 30, 2007 maturity date. As part of this November 2005 Secured Convertible Debenture financing, we committed to issue another Secured Convertible Debenture with identical terms in the principal amount of $250,000 to Cornell Capital Partners, LP upon the fulfilment of certain conditions set forth in the Securities Purchase Agreement, dated November 30, 2005. Principal and interest on each of these two Secured Convertible Debentures may be converted into up to 4,900,000 shares of common stock by Cornell Capital Partners, LP at a conversion price per share equal to the lesser of (a) an amount equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the date issued, or (b) an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC or on the exchange which the common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the conversion date. For the November 30, 2005 Secured Convertible Debenture, the conversion price under option (a) above is $0.48. For the Secured Convertible Debenture expected to be, but not yet, issued, the conversion price under option (a) above will be determined as of the date the Secured Convertible Debenture is issued. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price.

Warrants

As of August 1, 2005, we entered into a Consulting Agreement with Hawk Associates, Inc. for investor relations and financial media relations services. As partial consideration for Hawk Associates, Inc.’s services, we agreed to grant it five-year warrants to purchase 250,000 shares of our common stock with an exercise price of $0.51 per share with full piggyback rights to be registered with our next registration statement prepared after August 1, 2005. The warrants expire at midnight on July 31, 2010. As of the date of this Registration Statement, the warrant agreement has not been prepared.

We issued two Warrants to Cornell Capital Partners, LP. We issued the first Warrant on August 12, 2005 to Cornell Capital Partners, LP to purchase 100,000 shares of our common stock at a purchase price of $10.00 with an exercise price of $0.001 per share or as subsequently adjusted, which expires on or about August 12, 2008. We issued the second Warrant to Cornell Capital Partners, LP on November 30, 2005 to purchase 100,000 shares of our common stock at a purchase price of $10.00 with an exercise price of $0.001 per share or as subsequently adjusted, which expires on or about November 12, 2008.

We have are no other outstanding options, warrants or securities convertible into our common stock.

The transfer agent for our common stock is Standard Registrar & Transfer Agency Inc., 673 Bluebird Lane Northeast, Albuquerque, New Mexico 87122. Our transfer agent's telephone number is 505-828-2839.

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

Our common stock is currently traded on the Pink Sheets under the symbol "IQMC." We changed our name from IQ Medical Corp. to IQ Micro Inc. on October 3, 2005. During the fiscal year ended September 30, 2005 the highest and lowest closing bid prices for our common stock as reported on the over the counter market in the Pink Sheets as maintained by Pink Sheets LLC were $0.85 on July 21, 2005 and $0.13 on June 24, 2005, respectively. The quotations for the common stock traded in the Pink Sheets may reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

Holders

As of December 29, 2005, our shareholders list contained thirty shareholders of record.

Dividends

We have never declared or paid cash dividends on our capital stock, and our board of directors does not intend to declare or pay any dividends on the common stock in the foreseeable future. We expect to retain our earnings, if any, for use in expanding our business. The declaration and payment in the future of any cash or stock dividends on the common stock will be at the discretion of our board of directors and will depend on a variety of factors, including our ability to service our outstanding indebtedness and to pay our dividend obligations on securities ranking senior to the common stock, our future earnings, if any, our capital requirements, our financial condition and such other factors as our board of directors may consider to be relevant from time to time.

Equity Compensation Plans

We currently have no equity compensation plans.

Item 2.	Legal Proceedings.

We are not currently involved in any legal proceedings.

Item 3.	Changes in and Disagreements with Accountants.

At a special meeting of the shareholders on January 12, 2006, the shareholders ratified our appointment of Daszkal Bolton LLP as our independent registered public accounting firm for the periods ended June 8, 2005 and September 30, 2005 and ending September 30, 2006. We previously engaged Lawrence Scharfman, CPA, for fiscal years 2003 and 2004. As of the date of this Registration Statement, there are no disagreements between us and Daszkal Bolton LLP or us and Lawrence Scharfman, CPA.

Item 4.	Recent Sales of Unregistered Securities.

Merger with Enclave Products, Ltd.

Pursuant to a Plan of Merger dated March 29, 2004, on April 21, 2004 the Old Corporation filed Articles and Certificate of Merger with the Secretary of State of the State of Colorado merging the Old Corporation into the Surviving Corporation. In the Plan of Merger, we increased our authorized capital shares of common voting stock, par value of $0.0001 per share, from 100,000 shares to 100,000,000 shares. Each shareholder of the Old Corporation exchanged one share of its common stock for one share of common stock in the Surviving Corporation.

Reverse Stock Split

On November 5, 2004, we filed Articles of Amendment with the Secretary of State of the State of Colorado with Articles of Amendment to the Articles of Incorporation attached thereto, authorizing a one for 200 reverse stock split on all outstanding shares of common stock as of that date.

Cornell Capital Partners, LP Secured Convertible Debenture Financings

We issued Cornell Capital Partners, LP a Secured Convertible Debenture on August 12, 2005 in the principal amount of $500,000, bearing interest at an annual rate of 8%. Principal and interest on the Secured Convertible Debenture may be converted into up to 9,800,000 shares of common stock by Cornell Capital Partners, LP at a conversion price per share equal to the lesser of (a) $0.64, or (b) an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC or on the exchange which the common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the conversion date. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. This Secured Convertible Debenture is secured by all of our property and products and proceeds of all such items and has an August 12, 2007 maturity date. This private Secured Convertible Debenture issuance was made pursuant to Section 4(2) and Rule 506 under Regulation D of the Securities Act of 1933, as amended.

On November 30, 2005, the we issued Cornell Capital Partners, LP a Secured Convertible Debenture in the principal amount of $250,000, bearing interest at an annual rate of 8%. The Secured Convertible Debenture is secured by all of our property and products thereof and proceeds of all such items and has a November 30, 2007 maturity date. As part of this November 2005 Secured Convertible Debenture financing, we committed to issue another Secured Convertible Debenture with identical terms in the principal amount of $250,000 to Cornell Capital Partners, LP upon the fulfilment of certain conditions set forth in the Securities Purchase Agreement, dated November 30, 2005. Principal and interest on each of these two Secured Convertible Debentures may be converted into up to 4,900,000 shares of common stock by Cornell Capital Partners, LP at a conversion price per share equal to the lesser of (a) an amount equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the date issued, or (b) an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC or on the exchange which the common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the conversion date. For the November 30, 2005 Secured Convertible Debenture, the conversion price under option (a) above is $0.48. For the Secured Convertible Debenture expected to be, but not yet, issued, the conversion price under option (a) above will be determined as of the date the Secured Convertible Debenture is issued. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price.

Capital Contribution Agreement

On June 9, 2005, we entered into the CC Agreement with Osmotex USA. In the CC Agreement, we agreed to exchange 42,670,000 shares of our $0.0001 par value per share common stock to Osmotex USA, in return for the Licensed Rights. As a result of this transaction, Osmotex USA. became the beneficial owner of approximately 85% of our capital stock. This private sale was made pursuant to Section 4(2) and Rule 506 under Regulation D of the Securities Act of 1933, as amended.

Item 5.	Indemnification of Directors and Officers.

Our bylaws include an indemnification provision which requires us to indemnify our officers and directors for any liability including prompt reimbursement or provision for reasonable attorney fees and costs of defense arising out of any act or omission of any officer or director on our behalf to the full extent allowed by the laws of the State of Colorado, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The board of directors is required to make a determination by a majority vote, not including the director who is party to the action, whether the officer or director in the specific case has met the applicable standard of conduct or determined by independent legal counsel or the shareholders, if so directed by a quorum of disinterested directors.

Section 7-109-102 of the Colorado Business Corporations statute provides authority to a corporation to indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if: (a) the person's conduct was in good faith; and (b) the person reasonably believed: (I) in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation's best interests; and (II) in all other cases, that such conduct was at least not opposed to the corporation's best interests; and (c) in the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful.

A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (II) of paragraph (b) of subsection (1) of Section 7-109-102. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of paragraph (a) of subsection (1) of Section 7-109-102.

The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in Section 7-109-102.

A corporation may not indemnify a director: (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that the director derived an improper personal benefit.

Indemnification permitted in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 7-109-103 of the Colorado Business Corporations statute provides that unless limited by its articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by the person in connection with the proceeding.

Section 7-109-104 of the Colorado Business Corporations statute states that a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if: (a) the director furnishes to the corporation a written affirmation of the director's good faith belief that the director has met the standard of conduct described in Section 7-109-102; (b) the director furnishes to the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct; and (c) a determination is made that the facts then known to those making the determination would not preclude indemnification under this article. The undertaking required by paragraph (b) of subsection (1) of Section 7-109-104 shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

Section 7-109-105 of the Colorado Business Corporations statute provides that unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner: (a) if it determines that the director is entitled to mandatory indemnification under Section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification; and (b) if it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in Section 7-109-102 (1) or was adjudged liable in the circumstances described in Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

Section 7-109-106 of the Colorado Business Corporations statute states that a corporation may not indemnify a director under Section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104 (1) (a) and (1) (b) are received and the determination required by Section 7-109-104 (1) (c) has been made.

The immediately above described determinations shall be made: (a) by the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or (b) if a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of Section 7-109-106, and a committee cannot be established under paragraph (b) of subsection (2) of Section 7-109-106, or, even if a quorum is obtained or a committee is designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of Section 7-109-106 shall be made: (a) by independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of Section 7-109-106 or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or (b) by the shareholders.

Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

Section 7-109-107 of the Colorado Business Corporations statute provides that unless otherwise provided in the articles of incorporation: (a) an officer is entitled to mandatory indemnification under Section 7-109-103, and is entitled to apply for court-ordered indemnification under Section 7-109-105, in each case to the same extent as a director; (b) a corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and (c) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

Section 7-109-108 of the Colorado Business Corporations statute provides that a corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign entity or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from the person's status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under Section 7-109-102, 7-109-103, or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the law of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

Section 7-109-109 of the Colorado Business Corporations statute states that a provision treating a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except an insurance policy, or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation. Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

Section 7-109-110 of the Colorado Business Corporations statute states that if a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the SEC, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

IQ MICRO INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2004
AND FOR THE PERIODS FROM OCTOBER 1, 2004
TO JUNE 8, 2005
AND FROM JUNE 9, 2005 TO SEPTEMBER 30, 2005
(DEVELOPMENT STAGE PERIOD)

Michael I. Daszkal, C.P.A., P.A.
Jeffrey A. Bolton, C.P.A., P.A.
Timothy R. Devlin, C.P.A., P.A.
Michael S. Kridel, C.P.A., P.A.
Marjorie A. Horwin, C.P.A., P.A.
Patrick D. Heyn, C.P.A., P.A.
Gary R. McConnell, C.P.A., P.A.
Scott A. Walters, C.P.A., P.A.
Colleen DeWoody Bracci, C.P.A.
Arthur J. Hurley, C.P.A.
Amy E. Vetter, C.P.A.
Prochi Sheth

Report of Independent Registered Public Accounting Firm

IQ Micro Inc.
To the Board of Directors
500 Australian Ave., Suite 700
West Palm Beach, Florida 33401

We have audited the consolidated balance sheets of IQ Micro Inc. and subsidiary (a development stage company) as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year end September 30, 2004 and the periods from October 1, 2004 to June 8, 2005 and from June 9, 2005 to September 30, 2005 (development stage period).   These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IQ Micro Inc. and subsidiary as of September 30, 2005 and 2004, and the results of their operations and their cash flows for the year ended September 30, 2004 and the periods from October 1, 2004 to June 8, 2005 and from June 9, 2005 to September 30, 2005 (development stage period), in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has no revenue and is dependent on external financing to fund operations.  This raises substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Daszkal Bolton LLP

Boca Raton, Florida
February 1, 2006

IQ MICRO INC. (a Development Stage Company)
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005 AND 2004

ASSETS
	2005	2004
Current Assets
Cash	$92,214	$—
Prepaid Expenses	7,500	—
Total Current Assets	99,714	—

Licensed Rights	300,000	—
Less: Amortization	(11,112)	—

Total Other Assets	288,888	—

Total Assets	$388,602	$—

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Trade Payables	$36,987	$13,800
Accrued Interest	5,370	—
License Fee Payable to Parent Company	80,280	—

Total Current Liabilities	122,637	13,800

Long-term Liabilities
Secured Convertible Debenture	329,268	—
Beneficial Conversion Liability	177,082	—
Total Long-term Liabilities	506,350	—

Total Liabilities	$628,987	$13,800

Commitments and Contingencies

Stockholders’ Deficit
Preferred Stock, $0.0001 Par Value
Authorized 25,000,000 Shares None Issued and Outstanding	—	—
Common Stock, $0.0001 Par Value
Authorized 300,000,000 Shares; 50,199,500 and 60,377	$5,020	$6
Additional Paid-In Capital In Excess of Par Value	131,668	1,182
Deficit Accumulated	(377,073)	(14,988)
Total Stockholders' Deficit	(240,385)	(13,800)

Total Liabilities and Stockholders' Deficit	$388,602	$—

See accompanying notes to financial statements.

IQ MICRO INC. (a Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2004, PERIOD FROM OCTOBER 1, 2004 TO JUNE 8, 2005 AND
PERIOD FROM JUNE 9, 2005 TO SEPTEMBER 30, 2005 (Development Stage Period)

	June 9, 2005 to September 30, 2005	October 1, 2004 to June 8, 2005	October 1, 2003 to September 30, 2004

Revenues	$—	$—	$—

Operating Expenses
General and Administrative	12,715	—	—
Management and Consulting Fees	62,025	—	—
Legal Fees	48,288	2,500	600
Investor Relations	92,725	—
Loan Interest and Finance Fees	132,720	—	—
Amortization of License Fee	11,112	—	—

Total Expenses	359,585	2,500	600

Net Loss	(359,585)	(2,500)	(600)

Loss Per Weighted Average Common Share (Basic and Diluted)	$(0.01)	$—	$(0.01)

Number of Weighted Average Common Shares Outstanding	49, 066, 668	28,287,908	45,306

See accompanying notes to financial statements.

IQ MICRO INC. (a Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2004, PERIOD FROM OCTOBER 1, 2004 TO JUNE 8, 2005 AND
PERIOD FROM JUNE 9, 2005 TO SEPTEMBER 30, 2005 (Development Stage Period)

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid-in Capital	Deficit	Total

Balance at September 30, 2003	30,377	$—	$588	$(14,388)	$(13,800)

Restricted Shares Issued for Services	30,000	6	594	—	600

Net Loss	—	—	—	(600)	(600)

Balance at September 30, 2004	60,377	$6	1,182	(14,988)	$(13,800)

Restricted Shares Issued for Services	25,000,000	2,500	—	—	2,500

Restricted Shares Issued to Settle Debt	13,800,000	1,380	12,420	—	13,800

Cancellation of Restricted Shares	(31,330,877)	(3,133)	3,133	—	—

Restricted Shares Issued for Capital Contribution	42,670,000	4,267	(4,267)	—	—

Warrants Issued	—	—	119,200	—	119,200

Net Loss:
October 1, 2004 to June 8, 2005	—	—	—	(2,500)	(2,500)

June 9, 2005 to September 30, 2005	—	—	—	(359,585)	(359,585)

Balance at September 30, 2005	50,199,500	$5,020	$131,668	$(377,073)	$(240,385)

See accompanying notes to financial statements.

IQ MICRO INC. (a Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2004, PERIOD FROM OCTOBER 1, 2004 TO JUNE 8, 2005 AND
PERIOD FROM JUNE 9, 2005 TO SEPTEMBER 30, 2005 (Development Stage Period)

	June 9, 2005 to September 30, 2005	October 1, 2004 to June 8, 2005	October 1, 2003 to September 30, 2004

Cash Flows From Operating Activities:
Net loss	$(359,585)	$(2,500)	$(600)

Items Not Affecting Cash:
Amortization of License Fee	11,112	—	—
Secured Convertible Debenture Fees	70,000	—	—
Stock Issued to Repay Debt	13,800	—	—
Stock Issued for Services	—	2,500	600
Beneficial Conversion Feature	6,350	—	—
Intrinsic Value of Warrants	119,200	—	—

Changes in Non-Cash Working Capital:
Prepaid Expenses	(7,500)	—	—
Trade Payables	36,987	—	—
Accrued Interest	(8,430)	—	—

Net Cash Used In Operating Activities	(118,066)	—	—

Cash Flows From Investing Activities:
Purchase of Licensed Rights	(219,720)	—	—

Cash Flows From Financing Activates:
Net Proceeds From Issuance of Secured Convertible Debenture	430,000	—	—

Net Increase In Cash	92,214	—	—

Cash, Beginning of Period	—	—	—

Cash, End of Period	$92,214	$—	$—

See accompanying notes to financial statements.

IQ MICRO INC. (a Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Description of the Planned Business and Basis of Presentation

IQ Micro Inc. (the “Company”) is an international licensing company established to commercialize technology that precisely controls the movement of fluids on a micro scale. The Company was originally formed as Enclave Products, Ltd. (the “Old Corporation”), a Colorado corporation, on March 22, 1996. Pursuant to a Plan of Merger dated March 29, 2004, on April 21, 2004 the Old Corporation filed Articles and Certificate of Merger with the Secretary of State of the State of Colorado merging the Old Corporation into Enclave Products, Ltd., a Colorado corporation (the “Surviving Corporation”). A previous controlling shareholder group of the Old Corporation arranged the merger for business reasons that did not materialize.

On October 18, 2004, a Florida-based shareholder group acquired controlling interest in the Surviving Corporation and on November 5, 2004, effected a 1-for-200 reverse stock split. On November 5, 2004, the Surviving Corporation changed its name to IQ Medical Corp. and then, on October 3, 2005, to IQ Micro Inc. The Company became qualified to do business in Florida on October 12, 2005. The Company’s common stock is currently trading on the Pink Sheets under the symbol “IQMC.” All common stock share amounts have been restated to reflect the reverse stock split.

Until June 8, 2005, the Company had no operations. On June 9, 2005, IQ Micro Inc. commenced development activities when it acquired exclusive, worldwide sales and marketing licensing rights to microfluidics technology developed and patented by Osmotex AS ("Osmotex"), incorporated in Norway in 1999, as well as additional intellectual property rights of Osmotex (the "Licensed Rights").

The Company acquired the Licensed Rights through the issuance of shares representing approximately 85% of the outstanding shares of the Company, in addition to a cash payment of $300,000.

The Company has established a sales and marketing office in West Palm Beach, Florida and is actively pursuing global licensing opportunities. Microfluidics technology has a wide range of consumer, medical and industrial applications. The Company intends to become a specialized supplier of low voltage microfluidics technology.

The Company’s fiscal year-end is September 30 for financial reporting purposes. The 2005 consolidated statement of operations has been bifurcated to separately present activities while in the development stage.

IQ MICRO INC. (a Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Going Concern

As reflected in the accompanying consolidated financial statements, the Company is a Development Stage Corporation and has incurred a loss of $359,585 during the period from June 9, 2005 to September 30, 2005 and had a stockholders’ deficit of $240,385 at September 30, 2005. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon generating revenues and obtaining additional capital and financing.

The Company is pursuing various alternatives to meet its capital requirements. During the period from June 9, 2005 to September 30, 2005, the Company realized net cash proceeds of $430,000 from financing activities from the issuance of a Secured Convertible Debenture. Subsequent to September 30, 2005, the Company committed to issue another $500,000 Secured Convertible Debenture. However, there can be no assurance that the Company will be able to continue arranging the capital necessary to meet its requirements until revenues are generated to the level adequate to fund cash outflows. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 - Significant Accounting Policies

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, IQ Micro (USA) Inc. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as investments in short-term investments with a term to maturity when acquired of three months or less. At September 30, 2004, the Company had no cash or cash equivalents.

Long-Lived Assets
The Company reviews its long-lived assets (currently only its intangible Licensed Rights) for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of its intangible assets, management performs an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period. The Company recognizes an impairment loss if the carrying value of the asset exceeds the expected future cash flows. As of December 31, 2004, there was no deemed impairment.

Warrant Valuation
The fair value of the warrants issued is valued using the Black-Scholes-Merton methodology without a vesting period. The related charge has been recorded as an expense immediately.

IQ MICRO INC. (a Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Significant Accounting Policies, Continued

Fair Value of Financial Instruments
The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts payable and accrued expenses at September 30, 2005 and September 30, 2004, approximate their fair value because of their relatively short-term nature.

Derivatives
The Company accounts for the conversion feature of the Secured Convertible Debenture issued in a private placement as a derivative under the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. The conversion feature is treated as a liability in the consolidated balance sheet at September 30, 2005 and is recorded at fair value. The change in fair value for each reporting period is recorded as a financing expense in the consolidated statements of operations.

Net Loss Per Common Share
Net loss per common share (basic and diluted) is based on the net loss, divided by the weighted average number of common shares outstanding during each period. Certain common stock equivalents were not included in the calculation of diluted loss per share as their effect would not be dilutive.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Recent Pronouncements
In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment” (“SFAS 123R”), a revision to SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), and superseding APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Adoption of the provisions of SFAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of the disclosure provisions of SFAS No. 123R did not have a material effect on the Company’s results of operations or financial condition.

IQ MICRO INC. (a Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Licensed Rights

On June 9, 2005, Osmotex entered into a Technology License Agreement, as amended January 12, 2006 (see Note 9), with its wholly-owned subsidiary, Osmotex USA, Inc. (“Osmotex USA”). Under this agreement, the parent company granted the Licensed Rights to its subsidiary to commercialize its patented microfluidics technologies.

Also on June 9, 2005, Osmotex entered into a Capital Contribution Agreement with the Company in which its wholly-owned subsidiary, Osmotex USA, contributed its Licensed Rights to the Company as a contribution to the Company in exchange for an 85% equity position in the Company. In an agreed-upon amendment to Capital Contribution Agreement prior to September 30, 2005, memorialized on January 12, 2006 (see Note 9), the Company was required to pay Osmotex USA $300,000 in cash as an additional payment for the Licensed Rights. At September 30, 2005, the Company had paid $219,720 to Osmotex USA leaving a balance outstanding of $80,280.

The Licensed Rights is carried at cost on the balance sheet less straight-line amortization based on nine years of life remaining on the Osmotex patent that expires in 2015. Amortization expense of the Licensed Rights for the period from June 9, 2005 to September 30, 2005 was $11,112.

Estimated annual amortization expense of its intangible Licensed Rights will be as follows for the years ending September 30, 2006 - 2010 and thereafter:

2006	$33,333
2007	33,333
2008	33,333
2009	33,333
2010	33,333
Thereafter	122,223
$288,888

Note 5 - Deferred Income Taxes

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company’s consolidated financial statements or tax returns. The Company has substantial net operating loss carry-forwards totaling approximately $235,000 that expire in 2024. The Company has a 100% valuation allowance against net deferred income tax assets due to the uncertainty of their ultimate realization.

IQ MICRO INC. (a Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Secured Convertible Debenture

On August 12, 2005, the Company closed a private placement of a secured 8% Secured Convertible Debenture pursuant to Section 4(2) and Rule 506 of Regulation D under the Securities Act of 1933, as amended, for gross proceeds of $500,000. Net cash proceeds from the Secured Convertible Debenture were $430,000. The term of the Secured Convertible Debenture is two years. In connection with the offering of the Secured Convertible Debenture, the Company issued 100,000 common share purchase warrants which are exercisable at a price of $0.001 per share and which expire on August 12, 2008. The investor has the sole right to convert the Secured Convertible Debenture into shares of common stock at the lower of $0.64 or 80% of the lowest closing bid price of the common stock (on the OTC or on the exchange which our common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P., for the five (5) trading days immediately preceding the conversion date.

The Company granted Cornell Capital Partners, LP a security interest in the assets of the Company as evidenced by a UCC-1 filing. The Company must redeem the Secured Convertible Debenture upon maturity. The Company has the right to redeem the Secured Convertible Debenture at any time prior to maturity based on a redemption price of 120% of the face amount plus any accrued interest.

The Company must file a registration statement with the Securities and Exchange Commission covering the common shares underlying the Secured Convertible Debenture and the warrants no later than March 26, 2006.

The beneficial conversion feature relating to the Secured Convertible Debenture is treated as an embedded derivative and is therefore classified as a current liability in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The beneficial conversion feature was valued using an intrinsic value methodology. The discount value assigned to the conversion feature at the time of issuance was $170,732, yielding a remaining carrying value of $329,268 for the Secured Convertible Debenture. Due to the fluctuation in the fair value of the beneficial conversion feature between the August 12, 2005 issuance date and September 30, 2005, an additional charge of $6,350 was recorded, resulting in a total beneficial conversion liability of $177,082 as of September 30, 2005.

Note 7 - Share Capital

Warrants
At September 30, 2005, there were 350,000 warrants outstanding. Of this amount, 100,000 warrants have an exercise price of $0.001 per share and a term of three years. The balance of the warrants has an exercise price of $0.51 and a term of five years. The fair value of the warrants has been valued using the Black Scholes - Merton methodology without a vesting period; the expense is being recorded immediately. Of the total expense of $119,200, $51,000 has been included in interest expense and $68,200 has been included in investor relations expense.

IQ MICRO INC. (a Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Management Agreement

The Company is party to a Management Agreement, dated May 1, 2005, with D.P. Martin & Associates, Inc., a Florida financial advisory firm. In that agreement, the Company engaged and appointed Robert Rudman, an employee of D.P. Martin & Associates, Inc., as its Chief Financial Officer. Mr. Rudman is also one of the Company's directors. IQ USA pays a monthly management fee to D.P. Martin & Associates, Inc. Mr. Rudman is a Canadian Chartered Accountant and a Canadian citizen. Mr. Rudman's H-1B work authorization status was granted with D.P. Martin & Associates, Inc.

Note 9 - Subsequent Events

Management Agreement
The Company is party to a Management Agreement, dated October 1, 2005, with Jochri Consult AS, a Norwegian company. In that agreement, the Company engaged and appointed Johnny Christiansen, who resides in Norway and is an employee of Jochri Consult AS, as its Chief Executive Officer. Mr. Christiansen is also one of the Company’s directors. In addition, he serves as a director of Osmotex AS. Mr. Christiansen performs management services for the Company in his capacity as Chief Executive Officer from Norway and also performs management services for IQ Micro (USA), Inc., which pays his monthly management fee. Mr. Christiansen is also a director of Osmotex.

Capital Transactions
In connection with the June 9, 2005 Capital Contribution Agreement, as amended January 12, 2006, the Company entered into a Financing and Listing Agreement with Osmotex USA and D.P. Martin & Associates, Inc. that obligated D.P. Martin & Associates, Inc. to locate at least $500,000 in external financing for the Company by December 31, 2005. Pursuant to the Financing and Listing Agreement, D.P. Martin & Associates, Inc. (1) assisted the Company in establishing Osmotex USA’s approximate 85% of the Company’s outstanding common stock and (2) placed 1,000,000 shares of the Company’s common stock beneficially owned by D.P. Martin & Associates, Inc. into escrow to be released to D.P. Martin & Associates, Inc. if and when it fulfils its financing commitment under the Financing and Listing Agreement.

On December 30, 2005 the Company amended the Financing and Listing Agreement to extend the December 31, 2005 deadline to April 30, 2006. If D.P. Martin & Associates, Inc. does not fulfil its financing commitment to the Company, the Company will retire the 1,000,000 shares of common stock held in escrow.

IQ MICRO INC. (a Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Subsequent Events, Continued
On November 30, 2005, the we issued Cornell Capital Partners, LP a Secured Convertible Debenture in the principal amount of $250,000, bearing interest at an annual rate of 8%. The Secured Convertible Debenture is secured by all of our property and products thereof and proceeds of all such items and has a November 30, 2007 maturity date. As part of this November 2005 Secured Convertible Debenture financing, we committed to issue another Secured Convertible Debenture with identical terms in the principal amount of $250,000 to Cornell Capital Partners, LP upon the fulfilment of certain conditions set forth in the Securities Purchase Agreement, dated November 30, 2005. Principal and interest on each of these two Secured Convertible Debentures may be converted into up to 4,900,000 shares of common stock by Cornell Capital Partners, LP at a conversion price per share equal to the lesser of (a) an amount equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the date issued, or (b) an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC or on the exchange which the common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the conversion date. For the November 30, 2005 Secured Convertible Debenture, the conversion price under option (a) above is $0.48. For the Secured Convertible Debenture expected to be, but not yet, issued, the conversion price under option (a) above will be determined as of the date the Secured Convertible Debenture is issued. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price.

Licensed Rights
As of January 12, 2006, the Company entered into an Amendment to Capital Contribution Agreement with Osmotex USA whereby the Company memorialized its agreement to pay the $300,000 License Fee to Osmotex, as partial consideration for the Licensed Rights, in addition to the Company’s issuance of the 42,760,000 common stock shares to Osmotex USA. The Company’s shareholders, including a majority of the disinterested shareholders, ratified and approved the License Fee at a special meeting of the shareholders on January 12, 2006.

On January 12, 2006, the Company entered into an Amended and Restated Technology License Agreement (the “A&R License Agreement”) to which Osmotex, and Osmotex USA are also parties. In the A&R License Agreement, the Licensed Rights Osmotex granted to Osmotex USA in the License Agreement dated June 9, 2005 remained the same, but Osmotex USA also sub-licensed to the Company the identical rights it had been granted from Osmotex.

Warrants
In connection with the issuance to Cornell Capital Partners, LP of a Secured Convertible Debenture on November 30, 2005, the Company also issued to Cornell Capital Partners, LP a Warrant to purchase 100,000 shares of its common stock at a purchase price of $10.00 with an exercise price of $0.001 per share or as subsequently adjusted, which expires on or about November 12, 2008.

PART III

Item 1.	Index to Exhibits.

Exhibit No.	Description

2.1	Plan of Merger Enclave Products, Ltd. by and between Enclave Products, Ltd., a Colorado corporation, and Enclave Products, Ltd., a Colorado corporation, dated March 29, 2004.

3.1	Articles of Incorporation and amendments thereto.

3.2	Bylaws and amendments thereto.

10.1	Management Agreement between I.Q. Micro Inc. and D.P. Martin & Associates Inc., effective as of May 1, 2005.

10.2	Capital Contribution Agreement by and among IQ Medical Corp. and Osmotex USA, Inc., entered into on June 9, 2005.

10.3	Financing and Listing Agreement by and among IQ Medical Corp., Osmotex USA, Inc. and D.P. Martin & Associates, Inc., entered into on June 9, 2005.

10.4	Consulting Agreement between Hawk Associates, Inc. and IQ Micro, made as of August 1, 2005 for investor relations and financial media relations services.

10.5	Escrow Agreement by and among IQ Medical Corp. and David Gonzalez, Esq., made and entered into as of August 12, 2005.

10.6	Investor Registration Rights Agreement by and among IQ Medical Corp. and Cornell Capital Partners, LP, dated as of August 12, 2005.

10.7	Secured Convertible Debenture issued by IQ Medical Corp. to Cornell Capital Partners, LP, dated August 12, 2005.

10.8	Securities Purchase Agreement by and among IQ Medical Corp. and Cornell Capital Partners, LP, dated as of August 12, 2005.

10.9	Security Agreement by and between IQ Medical Corp. and Cornell Capital Partners, LP, entered into and made effective on August 12, 2005.

10.10	Warrant issued by IQ Medical Corp. to Cornell Capital Partners, LP, dated August 12, 2005.

10.11	Management Agreement between I.Q. Micro Inc. and Jochri Consult AS, effective as of October 1, 2005.

10.12	Amended and Restated Investor Registration Rights Agreement by and among IQ Micro Inc. and Cornell Capital Partners, LP, dated as of November 30, 2005.

10.13	Amended and Restated Security Agreement by and between IQ Micro Inc. and Cornell Capital Partners, LP, entered into and made effective on November 30, 2005.

10.14	Escrow Agreement by and among IQ Micro Inc. and David Gonzalez, Esq., made and entered into as of November 30, 2005.

10.15	Secured Convertible Debenture issued by IQ Micro Inc. to Cornell Capital Partners, LP, dated November 30, 2005.

10.16	Securities Purchase Agreement by and among IQ Micro Inc. and Cornell Capital Partners, LP, dated as of November 30, 2005.

10.17	Warrant issued by IQ Micro Inc. to Cornell Capital Partners, LP, dated November 30, 2005.

10.18	Amendment to Financing and Listing Agreement by and among IQ Micro Inc., Osmotex USA, Inc. and D.P. Martin & Associates, Inc., entered into on December 30, 2005.

10.19	Amended and Restated Technology License Agreement by and among IQ Micro Inc., Osmotex AS and Osmotex USA, Inc. entered into on January 12, 2006.

10.20	Amendment to Capital Contribution Agreement by and among IQ Micro Inc. and Osmotex USA, Inc., dated as of January 12, 2006.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IQ MICRO INC. (Registrant)

Date: February 7, 2006	By:	/s/ Robert V. Rudman
Robert V. Rudman,
Chief Financial Officer, Secretary and Treasurer